Exhibit 6.3

VICE CHAIRMANSHIP & ADVISORY AGREEMENT

CONFIDENTIAL	April 1, 2021

Mr. Kris Haber

Dear Kris:

Energy Exploration Technologies Inc., a Commonwealth of Puerto Rico corporation (“EnergyX” or the “Company”), is pleased to invite you (the “Advisor” or “you”) to join our team as an Advisor and the Vice Chairman. Whereas we already enjoy your advice and guidance in your role as a member of our board of directors. We are looking forward to tapping your expertise as we build our business. EnergyX and the Advisor are collectively referred to herein as the “Parties” and individually as a “Party”.

This letter agreement (the “Advisory Agreement”) reflects our understanding as to your role and advisorship to the EnergyX team.

1. Term. You will begin serving as the Vice Chairman and advisor to the Company (an “Advisor”) on the date above (“Effective Date”) of this Advisory Agreement and your service shall end on the date that is the earlier of (a) four (4) years from the Effective Date, or (b) the date that this Advisory Agreement is terminated by either party pursuant to Section 9 below (the “Term”). You will advise as to the overall organizational guidance of the Company as well as specialized areas of commercialization and financial expertise, and collaborate directly with the Chief Executive Officer and executive team, and Board of Directors.

2. Services to be Provided. As an Advisor, you will provide the Company ongoing strategic, financial, investment, and operational business development advice and guidance (the “Services”), which are defined in Exhibit A hereto. You and the Company agree that the Services may be performed at locations other than the Company’s principal place of business and that you will be available on a reasonable “as needed” basis by the Company. The Company, moreover, acknowledges that you are, and may continue to be, actively involved in other businesses, and agrees that you shall be free to do so during the Term.

3. Compensation. During the Term and subject to Section 9, for performance of the Services provided, the Company shall pay or provide to Advisor the following compensation:

a) Advisory Fee. During the Term, the Company shall pay to Advisor an annual advisory fee (“Fee”) of Sixty Thousand Dollars ($60,000) per year unless and until the Company has raised greater than Fifty Million Dollars ($50,000,000) in debt, equity, or any combination thereof, in which case the Fee shall be One Hundred Thousand Dollars ($100,000) per year. Payment will be made in arrears not less than twice per month in accordance with the customary payroll practices of the Company.

b) Bonus. Except as to each Covered Investor (as defined in, and to the extent covered under, that certain Advisory Agreement dated March 25, 2021 between the Company and Hollister Associates (the “Hollister Advisory Agreement”)), the Company shall pay Advisor (or his designee) a bonus of 0.6% for every dollar of capital raised by the Company after the Effective Date, including but not limited to capital raised as the result of a Qualified IPO or Qualified SPAC Transaction. For example, if the Company raises Four Hundred Million Dollars ($400,000,000) after the Effective Date of this Agreement including a Qualified IPO or Qualified SPAC Transaction, Advisor will receive a total bonus of Two Million Four Hundred Thousand Dollars ($2,400,000). Any bonus under this Section 3(b) will be paid within thirty (30) days after the closing of the applicable transaction, and the Company agrees that, with respect to the payment of any such bonus earned hereunder to cooperate with Advisor and Hollister Associates (or its successor, assign or authorized designee) and enter into such other and further agreements as may be necessary and appropriate under applicable law, rules and regulations.

c) Options. As additional compensation, the Company agrees to issue Advisor options to purchase shares of common stock in the Company on the terms and conditions of a stock option award agreement to be entered into between Advisor and the Company, in the form annexed hereto as Exhibit B.

d) Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the Company under the Hollister Advisory Agreement, shall survive, and such Advisory Agreement will continue in full force and effect with respect to each Covered Investor thereunder.

4. Expenses. The Company will promptly reimburse you for all reasonable, out-of-pocket expenses incurred by you in acting as an Advisor to the Company, provided that you properly account for them in accordance with the Company’s policies and, provided further, that you obtain the written consent of the Company prior to incurring any such expense.

5. Confidentiality. As an Advisor, you are one of a limited number of persons who will have access to, and may be involved in, the creation of confidential and proprietary information and trade secrets of the Company. Company and Advisor may have entered into a separate and binding Confidentiality and Non-disclosure Agreement.

a) You acknowledge that

i) the business in which the Company is engaged is intensely competitive and that your engagement by the Company will require that you have access to and knowledge of confidential information of the Company, including, but not limited to, all of the Company’s plans for creation, acquisition or disposition of products, publications, expansion plans, financial status and plans, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information, intellectual property, and trade secrets of the Company, all of which are of vital importance to the success of the Company’s business (collectively, “Confidential Information”);

ii) the direct or indirect disclosure of any Confidential Information to any external businesses that you may or may not have involvement with, during or after the Term, would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company’s business; and

iii) you may be required to execute further Confidentiality Agreements by the Company and by partners and affiliates of the Company.

b) Covenant Against Disclosure. You therefore covenant and agree that all Confidential Information relating to the business products and services of the Company or any subsidiary, affiliate or customer shall be and remain the sole property and confidential business information of the Company, free of any of your rights. You further agree not to make any use of the Confidential Information except in the performance of the Services, subject to applicable law, and not to disclose the information to third parties, without the prior written consent of the Company. Your obligations under this Section 5 shall survive any termination of this Advisory Agreement. You agree that, upon any termination, all Confidential Information in your possession, directly or indirectly, that is in written or other tangible form (together with all duplicates thereof) will forthwith be returned to the Company and will not be retained by you or furnished to any third party, either by sample, facsimile, film, audio or video cassette, electronic data, verbal communication or any other means of communication.

c) You agree that, due to the unique nature of the Confidential Information, the unauthorized disclosure or use of the Confidential Information may cause irreparable harm and significant injury to EnergyX, the extent of which will be difficult to ascertain and for which there may be no adequate remedy at law. Accordingly, you agree that EnergyX, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this letter Agreement, without the necessity of posting any bond or other security. You will notify EnergyX in writing promptly upon your becoming aware of any such breach or threatened breach.

d) During the Term, or for the following two (2) year period, you will not, directly or indirectly, solicit or encourage to cease to work with the Company, any person or entity that is a client, customer, supplier or contractor of the Company or who was aclient, customer, supplier, contractor the Company within the two (2) year period preceding the termination of your engagement, without the Company’s written consent.

6. Work Product. You agree that any and all of your discoveries, ideas, inventions, concepts, developments, know-how, trade secrets, works of authorship, materials, writings, drawings, designs, processes, techniques, formulas, data, specifications, technology, patent applications (and contributions thereto), and other creations that are conceived, created or otherwise developed by you pursuant to this Advisory Agreement and/or the Services you may provide in relation to Company business including direct lithium extraction separation, recovery, or refinery, and energy storage system development (“Work Product”) shall be considered “work made for hire” (as such term is defined in 17 U.S.C. §101) and shall be the sole and exclusive property and Confidential Information of the Company. To the extent that the Work Product may not be considered “work made for hire”, you shall irrevocably assign to the Company all right, title and interest worldwide in and to the Work Product (whether currently existing or conceived, created or otherwise developed later), including, without limitation, all copyrights, trademarks, trade secrets, patents, industrial rights and all other intellectual and proprietary rights related thereto.

7. Proprietary Information of Others. You agree that you will not breach any agreements to keep in confidence, or to refrain from using, the confidential, proprietary or trade secret information of a former or current employer, client or any other person. You will not bring any such information of an employer, client or other person to the Company, nor will you use any such information in your work for the Company, without written authorization from the Company and from such other person.

8. Independent Contractor. Your relationship to the Company is that of an independent contractor, and nothing in this Advisory Agreement will be deemed to establish any other relationship between you and the Company, such as employer-employee, principal-agent, partners or joint ventures. The Company shall have no control over the means or manner of performance by you of your obligations under this Advisory Agreement. Unless expressly authorized in writing by the Company, you shall not contract for or incur any obligations in the name of, or for the account of, the Company, accept payment from any party of any obligation due the Company, or make any representation, guarantee or other agreement relating to the business of the Company.

9. Termination. Advisor shall have the right to terminate this Advisory Agreement for any reason or for no reason upon ten (10) days’ prior written notice to the Company. Company shall have the right to terminate this Advisory Agreement for any reason or for no reason upon ten (10) days’ prior written notice to Advisor.

10. Miscellaneous.

a) Successors; Binding Agreement. The Company shall have the right to assign this Agreement to any successor. This Agreement and the obligations of the Company hereunder and all of your rights hereunder shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, provided, however, that your duties hereunder are personal to you and you therefore may not delegate or assign them.

b) Amendment. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge will be agreed to in writing and signed by you and by a duly authorized officer of the Company.

c) Other Agreements. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

d) Use of Name and Likeness. Advisor irrevocably consents to the Company’s use and display of Advisor’s name, likeness, voice, image and biographical information for lawful marking and other business purposes of the Company during and after the Term without the consent of, or payment of additional compensation to Advisor.

e) Assignment. The Advisor shall not be permitted to assign this Agreement to anyone.

f) Governing Law. The laws of the State of New York will govern the validity, interpretation, construction and performance of this Agreement unless the jurisdiction of the Company changes.

g) Survival. The obligations under Sections 5, 6, 7, and 10 shall survive the expiration of this Agreement.

h) Validity. The invalidity or enforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

i) Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

j) Headings. All descriptive headings in this Agreement are inserted for convenience only and shall be disregarded in construing or applying any provision of this Agreement.

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ADVISORY AGREEMENT

The Company hopes that you are pleased with the terms set forth in this Advisory Agreement. If so, please sign and return to the Company the enclosed copy of this letter, which will then constitute our agreement on this subject.

Sincerely,

Energy Exploration Technologies, Inc.

By:	/s/ Teague Egan
Teague Egan
Chief Executive Officer

Agreed to and accepted on this Effective Date:

By:

[Signature Page to Board Advisor Letter Agreement]

Exhibit A

Scope of Work

Providing time and knowledge to help us consider the following keys areas:

Financial	1.	Suggest operating frameworks for high level financial, governance and audit standards for private to public companies.

	2.	Provide insight into first-principle economics and guidance on company finances to identify trends and help set rational targets. Meet with staff to discuss techniques to support business and financial strategies.

	3.	Provide collaborative analysis of financial records, relevant budgets, targeted use of proceeds, and estimated financial projections

	4.	Improve processes by recommending changes relative to financial engineering and/or operational enhancements.

Commercial	1.	Management and structure to scale manufacturing - contracting and control/oversight over customers, counterparts, vendor, and supplier contracts.

	2.	Management and structure over inventory management, procurement strategy and distribution and support to remote locations

	3.	Review of economic T&C’s over leasing units/pricing approach

	4.	Consideration for EPC structure and management

	5.	Analyze and assist in reformulating existing and potential business contracts to maximize commercialization process; provide feedback on consumer behavior.

	6.	Scrutinize the market to understand clients’ needs, competitors’ activities, and certain new business opportunities that have yet to be explored.

	7.	Consideration for OEM offtake: advise on lithium off-take strategies including minimizing geopolitical risk and pricing arbitrage

Organizational	1.	Advisory operational role including craft short and long-term, actionable plans in consultation with other Directors and executive management.

	2.	Management over R&D activities - how to fund/approach - Tesla lessons learned

	3.	Identification of key employees to scale

	4.	Assistance in development of an outline framework for a “CIM”

	5.	Identify opportunities for future business development and expansion; lithium supply chain and further vertical integration opportunity

	6.	Perform high level risk analysis to mitigate and manage risks.

Exhibit B

Energy Exploration Technologies, Inc.

Stock Option Award Agreement